~~~~~~ PALOMINE MINING INC. ~~~~~~

595 Howe Street, Suite 507

Vancouver, British Columbia

 Canada, V6C 2T5

Phone:  604-681-6466

Facsimile:  604-681-2161

June 27, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE, Room 4561
Washington, DC 20549

Attention:  Hugh Fuller

Dear Sirs:

Re:

Palomine Mining Inc.

Form SB–2/A filed May 20, 2005

Registration No. 333-123465

We provide the following responses to your letter dated June 22, 2005:

Risk Factors

Plan of Operations

1.

Please update the status of your phase one and two exploration programs in your plan of operations and in your risk factors

We have included an update of our phase one and two exploration programs in our plan of operations, description of business and risk factor sections.

Part II

Exhibit 23

2.

Prior comments 8 and 21.  We are unable to continue the examination of your registration statement without the requested geological report.  Please furnish this as soon as possible.

We enclose a copy of the requested geological report.

Financial Statements

General

3.

Please include a currently dated consent of the independent accountants in any amendment to the registration statement.

We have included a currently dated consent from the independent accountants in our amended registration statement.

4.

You should be aware that the financial statements must be updated after June 14, 2005.  Refer to Item 310(g) of regulation S-B.

We have included financial statements for the interim period ended April 30, 2005.

Yours truly,

/s/

EUGENE N. LARABIE

Eugene N. Larabie

President

Palomine Mining Inc.